May 5, 2009

Amit Pande
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Bryan:

Citizens Community Bancorp, Inc. (the "Company") received comments from the SEC in a comment letter dated April 16, 2009 concerning the Company's Form 10-K for the fiscal year ended September 30, 2008 and Form 10-Q for the quarter ended December 31, 2008. Each comment is provided below, followed by the Company's response.

Form 10-K for the fiscal year ended September 30, 2008
Exhibits 31 - Management's Certifications

1.
The language of certifications required by Rules 13a-14(a) and 15d-14(a) should be in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as noted in applicable staff interpretations. Your certifications include inappropriate modifications, such as deleting the words "The registrant's other certifying officer(s) and" in paragraphs four and five of your certification. Based on this change you also modified the pronouns within the same certification. Lastly, in paragraph four (b) the wording "generally accepted accounting principles" was modified. We noted similar modifications were made on the certifications included in the Form 10-Q for the period ended December 31, 2008. Please revise your future filings to provide the appropriate certifications consistent with Item 601(b)(31) of Regulation S-K.

RESPONSE:  The staff's comment is noted. All future filings will contain the certifications required by Rules 13(a)-14(a) and 15(d)-14(a) in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as noted in applicable staff interpretations.

Note 1 - Summary of Significant Account Policies
Federal Home Loan Bank Stock, page 36

2.
We note your disclosure that the Federal Home Loan Bank (FHLB) of Chicago is under a regulatory order for its capital level which requires approval of dividend payments and stock redemptions. We also note you determined that this stock was not impaired as of September 30, 2008. Given the fact that FHLB has not paid dividends since the third quarter in 2007 and had a net loss in 2008, please tell us how you determined your investment in FHLB Chicago stock is not other than temporarily impaired both as of September 30, 2008 and December 31, 2008, including a discussion of all the positive and negative factors you considered in making this determination. In addition, to provide more transparent and balanced disclosures, please revise your future filings to disclose how you considered these factors in making this conclusion.

Lindsay Bryan
U.S. Securities and Exchange Commission
May 5, 2009

RESPONSE:  On October 10, 2007, the FHLB of Chicago ("FHLB") entered into a consensual cease and desist order with its regulator, the Federal Housing Finance Board ("Finance Board"). Under this order, the FHLB must maintain certain minimum capital ratios. As a result, capital stock repurchases and redemptions, including redemptions upon membership withdrawal or other termination, are prohibited unless the Bank has received approval of the Director of the Office of Supervision of the Finance Board ("Director"). Effective July 24, 2008, the FHLB, subject to certain conditions, may redeem stock that was purchased after July 23, 2008, without the Director's approval, provided the FHLB continues to meet minimum regulatory capital requirements. The Director may approve a written request by the FHLB for proposed redemptions or repurchases if the Director determines the FHLB will be able to continue to meet its minimum regulatory capital requirements. Dividend declarations are also subject to written approval of the Director.

As a result of the cease and desist order, net losses over several periods, and the restrictions placed on stock redemptions, the Company considered the following in order to determine whether the FHLB stock held by it should be classified as other-than-temporarily impaired.

FSP FAS 115-1 and 124-1 requires entities to assess investments accounted for using the cost method for impairment whenever it measures fair value of the investments or, at a minimum, whenever an event or change in circumstances has occurred that may have a significant adverse effect on the fair value of the investments. For the reasons stated above, the Company believed it was appropriate to assess whether the FHLB stock was impaired during 2008.

The FHLB stock is a restricted investment that cannot be transferred to other parties, but can only be redeemed at par by the FHLB. Consequently there is no market for the stock and thus no readily determinable fair value. SOP 01-6 addresses this by stating that FHLB stock is generally viewed as a long-term investment and should be evaluated for impairment based on the ultimate recoverability of par value. Factors to consider when evaluating the stock for impairment include (SOP 01-6):

•	Significance and length of the decline in net assets compared to the capital stock

•	Commitments by the FHLB to make payments required by law or regulation

•	Impact of legislative and regulatory changes

•	Liquidity position of the FHLB

Although there may be restrictions on the redemption of stock purchased prior to July 24, 2008, the Company did not believe there was impairment of the stock's stated value based, in part, on the following factors:

•
During the third quarter of 2008, the FHLB had net income of $33 million. Of this $33 million, $18 million was related to hedging gains. For the nine months ended September 30, 2008, net loss totaled $119 million. Of this $119 million loss, $64 million was related to loss on hedging activities. Overall it appeared that operating income was improving during 2008.

Lindsay Bryan
U.S. Securities and Exchange Commission
May 5, 2009

•
At September 30, 2008, the unaudited net book value of the FHLB capital stock (including mandatorily redeemable capital stock) was approximately $112. The net book value had steadily decreased since June 30, 2007, when the unaudited net book value of the FHLB capital stock (including mandatorily redeemable capital stock) was approximately $118. The decrease was largely due to continued losses at the FHLB which were not unexpected as the FHLB continued to work on improving profitability.

•
Market value of net assets was significantly lower than book value (approximately $1 million); however, it appeared this change was due to changes in interest rates, which could be recovered over time provided the FHLB could hold assets for a sufficient period of time. Based on the improving operations of the FHLB, its equity position, and its government backing, it appeared the FHLB should be able to hold such assets for a sufficient period of time.

•
As of September 30, 2008, unaudited information showed the FHLB had a regulatory capital ratio of 4.68%. This was a decrease from the FHLB's capital ratio at June 30, 2007, which was 4.81%. The regulatory requirement based on their non-mortgage asset level was 4.00% at September 30, 2008, and the minimum capital requirement under the cease and desist order was 4.50%.

•
The FHLB will not be declaring any dividends during 2009 based on comments in their Form 10-Q, which will leave this capital in the FHLB and provide more opportunities for future stock repurchases and redemptions. As of October 31, 2008, the Director denied the FHLB's request to redeem $10 million of capital stock for nine members in connection with their membership withdrawal or termination. The FHLB was unable to predict when they would be able to resume capital stock repurchases or redemptions of stock purchased prior to July 24, 2008.

•
The FHLB may or may not be able to repurchase or redeem stock at an amount less than par value. However, the Company anticipates it will retain its FHLB stock for the foreseeable future unless the FHLB would offer a voluntary redemption of stock at par.

After considering the cease and desist order, the factors noted above, and the Company's intention to hold on to its FHLB stock for the foreseeable future (unless the FHLB offers a voluntary redemption of excess stock), the Company expected to ultimately be able to recover its par value and therefore the Company determined that FHLB stock was not impaired as of September 30 and December 31, 2008.

Please also be supplementally advised that the Company's future filings will disclose in more detail the foregoing factors that were considered in determining that the FHLB stock was not impaired.

Lindsay Bryan
U.S. Securities and Exchange Commission
May 5, 2009

Note 3 - Acquisition, page 42

3.
We note your disclosure on page 32 with respect to purchase of certain assets and assumption of deposits of certain branches of American National Bank on August 1, 2008 and recording of goodwill. Please tell us how you determined these branch acquisitions from American National Bank constituted a business under EITF 98-3 that should be accounted for using the purchase method of accounting in accordance with Statement 141.

RESPONSE:  The Company purchased three Wal-Mart branches from American Bank of Beaver Dam effective August 1, 2008. Based on discussions with and review by the Company's auditors, the Company determined that this transaction should be accounted for as an acquisition, due to fact that the branches acquired constituted a business. Under FAS 141, a business "is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners." According to the analysis required under EITF 98-3, the following assessment was done:

Step 1 -	The set included:

Inputs:	$ $	Long-lived asset and intangible assets (locations, equipment and regulatory authority to operate) Employees (existing staffing of branches)

Processes:	$	Certain processes (administration of personnel, operational processes and strategic management processes - all acquired or existing with the Company)

Outputs:	$
The ability to obtain access to customers that purchase the outputs of the transformed set (the deposits assumed and assets purchased in this transaction were for the economic benefit of offering loan products to customers and growing the assets of the Company. In this regard, it is also another source of core deposits for the bank as a whole)

Step 2 -	The set did not include: $ Certain processes (accounting and payroll systems) $ Some employees (which the Company wanted to hire on its own)

Step 3 -
The accounting and payroll systems were necessary to conduct the activities of the set; however, the Company concluded that they were minor because they already existed in the Company and could be utilized with relative ease and without significant cost.

The missing employees were necessary, but the Company wanted to hire and train their own people to operate using the Company's philosophy of operations. This could be done easily and without significant cost.

Lindsay Bryan
U.S. Securities and Exchange Commission
May 5, 2009

Conclusion -	Because the missing elements were considered minor, the set was determined to be a business

As a result, the Company believes it was appropriate that this transaction was accounted for using the purchase method of accounting in accordance with FAS 141.

Note 6 - Loans, page 45

4.
We note your disclosure that no loans were considered impaired for 2008 and 2007. In Note 6 to the financial statement in your Form 10-Q for the quarter ended December 31, 2008, you value impaired loans that are collateral-dependent and this includes a reconciliation of the beginning balance of impaired loans at October 1, 2008 to December 31, 2008. Please reconcile for us the disclosure included in the Annual Report to that disclosed in Note 6 to the financial statements in the Form 10-Q for the quarter ended December 31, 2008.

RESPONSE:  The disclosure included in the September 30, 2008 Annual Report for the Company regarding impaired loans is correct. While expanding the December 31, 2008 Form 10-Q disclosures to reflect the adoption of FAS 157, $721,000 in homogenous FAS 5 loans were erroneously reported and classified as impaired loans under FAS 114 and FAS 157.  This oversight will be corrected and all loans will be properly disclosed on the March 31, 2009 Form 10-Q and all future filings.

Form 10-Q for the three months ended December 31, 2008
Note 5 - Fair Value Accounting, page 9

5.
We note the Company has used significant unobservable inputs (Level 3) to determine the fair value of all of its investment securities. Please provide us with and include in future filings enhanced disclosures including the methodology used to determine the fair value and significant assumptions. Refer to paragraphs 32 and 33 of Statement 157. In addition, please quantify for us the impact your adjustments had on the fair value using significant other observable inputs (Level 2).

RESPONSE:  For the Company's investments in mortgage-backed securities where quoted prices are not available from identical securities in an active market, the Issuer determines fair value utilizing an independent firm who applies matrix pricing for similar bonds where no price is observable or may compile prices from various sources. These valuation models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Fair values from these models are verified, where possible, to quoted prices for recent trading activity of assets with similar characteristics to the security being valued. Such methods are generally classified as Level 2. However, when prices from independent sources

Lindsay Bryan
U.S. Securities and Exchange Commission
May 5, 2009

vary (which was the case as of December 31, 2008), cannot be obtained or cannot be corroborated, a security is generally classified as Level 3.

The Company uses both observable as well as unobservable inputs to assist in the Level 3 valuation of its investment portfolio, employing a methodology that considers future cash flows along with risk-adjusted returns. The inputs in this methodology are as follows:

1)	mortgage underwriting rates
2)	market prices/conditions
3)	loan type
4)	loan-to-value
5)	strength of borrower
6)	loan age
7)	delinquencies
8)	prepayment/cashflows
9)	position within cashflow structure
10)	liquidity
11)	losses to the Trust
12)	Intex credit analysis
13)	expected future cash flows
14)	rating agency actions

Although it is extremely difficult to quantify the impact of our adjustments to fair value given the continuing distressed market, we estimate our fair value measurements to have had an impact of approximately $5 million to $10 million as of December 31, 2008.

In addition to the foregoing, please be advised that:

•	the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or require any additional information, do not hesitate to contact me at (715) 836-9994, extension 109.

Sincerely,

/s/ John D. Zettler
John D. Zettler
Chief Financial Officer

cc:           Lindsay Bryan, Staff Accountant